Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended June 30, 2005
Operating Revenue:
Operating Revenue	$22,626,441

Operating Expenses:
Fuel Used in Heat and Electric Generation	13,304,381
Operation and Maintenance Expenses	5,830,888
Property, Franchise & Other Taxes	856,424
Depreciation, Depletion & Amortization	4,433,224

Operating Expenses	24,424,917

Operating Income / (Loss)	(1,798,476)

Other Income	959,757

Interest Charges	1,850,519

Net Income / (Loss) Before Income Taxes	(2,689,238)

Income Taxes - Current	(1,601,819)
Income Taxes - Deferred	6,887,114

5,285,295

Minority Interest in Foreign Subsidiaries	442,800

Net Income / (Loss)	($ 7,531,733)